
Mail Stop 3628

October 21, 2008

Via Facsimile and U.S. Mail

Robert A. Armitage, Esq.
Senior Vice President and General Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285

**RE: ImClone Systems Incorporated
        Schedule TO-T filed October 14, 2008
        Filed by Alaska Acquisition Corporation and
            Eli Lilly and Company
        File No. 5-42743**

Dear Mr. Armitage:

    We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-T
Exhibit (a)(1)(A): Offer to Purchase
Section 8. Certain Information Regarding ImClone, page 25

1.   We note your disclosure in the second to last paragraph under Section 8 on page 26 where you provide that the "forward-looking statements are expressly qualified in their

entirety by the risks and uncertainties identified above and the cautionary statements contained in ImClone's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008." In that regard, we note that ImClone's 2007 Form 10-K references in the section entitled "Disclosure Regarding Forward Looking Statements" the Private Securities Litigation Reform Act of 1995. Please note that the Act does not apply to tender offers. See Section 21E(b)(2)(C) of the Exchange Act. In that regard, please revise your filing to make clear that the safe harbor provisions contained in that Act does not apply any forward-making statements you make in connection with the offer.

Certain Projections, page 24

2.   We refer you to the Schedule 14D-9 filed by ImClone on October 14, 2008. In that schedule, we note that ImClone includes three financial projections. We note that you do not include all of these projections in your filing. Please revise your disclosure to explain why you chose to present only one of the financial projections included in ImClone's filing and also the reasons why it was chosen for disclosure in the offer document. Please also revise your disclosure to explain why the other two financial projections were not included in your offer document.

3.   On page 24 under the subsection entitled "Certain Projections," you provide that the projections ImClone provided you "do not reflect ImClone management's best estimate and judgment as to the future results of operations and financial condition of ImClone." Please explain to us what that means and why you included that language in your offer document. We may have further comments upon review of your response.

Section 10. Source and Amount of Funds, page 28

4.   Based on the disclosure you provide in this section, it appears you will rely on borrowings from third parties for purposes of the offer transaction. In that regard, it appears disclosure pursuant to Item 1007(d) of Regulation M-A is required. For example, you should identify the name of the committed bank institutions for which you may draw down any unused lines of credit. You should also provide summaries of the loan agreements you have with such parties as well as with USB Loan Finance LLC and Deutsche Bank AG Cayman Islands. Please revise your document accordingly, or explain to us why Item 1007(d) is not applicable. Additionally, please note that if Item 1007(d) disclosure is required, please file as an exhibit any applicable loan agreement and commitment letter.

13. The Merger Agreement; Other Agreements, page 33

5.   We note your disclosure in this section that "the Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn in the Offer as promptly as practicable after the Purchaser is legally permitted to do so." (Emphasis added). Please

revise your discussion to clarify your obligation to pay for all tendered securities is "promptly" after expiration of the offer. See Rule 14e-1(c) of the Exchange Act.

6.   We note your disclosure in the last paragraph of this section where you provide that "[t]he failure by Lilly or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time." This language appears to imply that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. In that regard, please confirm your understanding to us that if an offer condition is triggered, you will notify shareholders whether or not you have waived an offer condition.

7.   Additionally, please revise your language to make clear that all of your offer conditions, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer and not as your disclosure suggests may be asserted by you "at any time and from time to time."

Exhibit (a)(1)(F): Press Release issued by Lilly on October 14, 2008

8.   As previously noted in this comment letter, we note your reference and incorporation to ImClone's Form 10-K for the fiscal year ended December 31, 2007. In future filings, and to the extent you incorporate to ImClone's Form 10-K or other reports, please make clear that the Private Securities Litigation Reform Act of 1995 does not apply to your offer.

9.   Additionally, we note your disclosure that "[t]he company [Eli Lilly] undertakes no duty to update forward-looking statements." This statement is inconsistent with Eli Lilly's obligation to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. Therefore, please refrain from including such language in future press releases and filings.

*   *   *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Attorney-Advisor
Office of Mergers & Acquisitions

cc: M. Adel Aslani-Far, Esq.
        Latham & Watkins LLP
        885 Third Avenue
        New York, New York 10022